Exhibit 21.1
LIST OF SUBSIDIARIES
of SMART Modular Technologies (WWH), Inc.
as of August 28, 2009
1.	SMART Modular Technologies (Global), Inc.

2.	SMART Modular Technologies (DH), Inc.

3.	SMART Modular Technologies (DE), Inc.

4.	SMART Modular Technologies, Inc.

5.	SMART Modular Technologies (Europe) Limited

6.	SMART Modular Technologies Deutschland GmbH

7.	ConXtra Inc.

8.	SMART Modular Technologies (AZ), Inc. (fka Adtron Corporation)

9.	SMART Modular Technologies (CI), Inc.

10.	SMART Modular Technologies (Foreign Holdings), Inc.

11.	SMART Modular Technologies (Puerto Rico) Inc.

12.	Euroground I B.V.

13.	Estecom Co., Ltd.

14.	SMART Modular Technologies Sdn. Bhd.

15.	SMART Modular Technologies Indústria de Componentes Eletrônicos Ltda.